WILLIAM G. BARKER III
Senior Vice President & Chief Financial Officer
February 6, 2009
VIA EDGAR TRANSMISSION
Linda Cyrkel
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549
RE:	Federal Signal Corporation (FSS) Form 10-K for the Year Ended December 31, 2007 Filed February 27, 2008 Form 10-Q for the Quarter Ended September 30, 2008 Filed October 31, 2008 File No. 001-06003
Ladies and Gentlemen:
We are in receipt of your letter to me dated January 16, 2009 regarding follow-up comments to our response letter dated January 5, 2009. For your convenience, we have included the comments that you made in your letter in the order as they appeared therein, followed by our response to the comment.
General
Comment 1: In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response: The company has acknowledged these points in the last paragraph of this letter.
Definitive Proxy Statement on Schedule 14A
Annual Cash Incentives, page 15
Comment 2: We note your response to prior comment 8; however, the causal connection between the disclosure of your Economic Value improvement goals and any competitive harm is not entirely clear. If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. We request that you address, with greater specificity, how the disclosure of performance targets might allow your competitors to extrapolate sensitive information about the company’s earnings growth and capital strategies. Please describe how performance targets for the company and its business units, along with the company’s other publically available information, might allow your competitors to acquire information relating to your past or present business plan or provide insight regarding your business strategies. Discuss how a competitor might
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deconstruct the target numbers to ascertain confidential commercial or financial information. Refer to Instruction 4 of Item 402(b) of Regulation S-K.
Response: After further consideration of your initial and subsequent comments on this point, the company believes that it can, as requested by your prior comment 8, disclose in the 2009 proxy statement all performance targets, including Economic Value improvement goals, which must be achieved in order for the company’s executive officers to earn their incentive compensation.
Long-Term Equity Incentives, page 16
Comment 3: We note your disclosure to previous comment 9; however, in future filings please state whether you use subjective criteria such as an executive’s level of responsibility, prior experience and individual performance, as well as competitive market data, to determine the overall value of equity incentive awards you grant to your executive officers and, if so, provide additional disclosure of such criteria, including a discussion of the manner in which qualitative inputs relating to individual performance are translated into objective pay determinations.
Response: In the 2009 proxy statement, we will disclose that in determining the overall value of equity incentive awards the company grants to its executive officers, the Compensation and Benefits Committee considers, in addition to competitive market data, subjective criteria, including the executive officer’s level of responsibility, prior experience, historical award data and individual performance. We will also discuss the qualitative criteria of individual and company performance utilized by the Compensation and Benefits Committee and how these criteria impact the Committee’s award determinations.
The company hereby acknowledges that:
•	we are responsible for the adequacy and accuracy of the disclosure in the company’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any of the company’s filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.
Very truly yours,

By:	/s/ William G. Barker III
William G. Barker III
Senior Vice President and Chief Financial Officer

cc:	Ms. Lynda Cvrkel, Securities and Exchange Commission (via facsimile)
Ms. Heather Clark, Securities and Exchange Commission (via facsimile)
Mr. Joe Foti, Securities and Exchange Commission (via facsimile)
Mr. Ian Hudson, Ernst & Young, LLP
Ms. Jennifer Sherman, Senior Vice President, Human Resources, General Counsel & Secretary